September 5, 2024

Kelly J. Harris
Chief Financial Officer
Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, OK 73116

        Re: Bank7 Corp.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38656
Dear Kelly J. Harris:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance